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                                                                      Exhibit 12

                               [VPKK Tax Opinion]


                                                                  July ___, 2002

Scudder Variable Series II
222 South Riverside Plaza
Chicago, Illinois  60606

Ladies and Gentlemen:

     You have requested our opinion regarding certain federal income tax consequences of the reorganization ("Reorganization") by and among Scudder Variable Series II, a Massachusetts business trust (the "Trust"), on behalf of Scudder International Select Equity Portfolio (the "Acquiring Fund") and Scudder New Europe Portfolio (the "Target Fund," and together with the Acquiring Fund, each a "Fund"). The Reorganization contemplates the transfer of all or substantially all of the assets of the Target Fund to the Acquiring Fund, in exchange for Class A voting shares of beneficial interest, no par value per share, of the Acquiring Fund (the "Acquiring Fund Shares") and the assumption by the Acquiring Fund of all the liabilities of the Target Fund. Thereafter, the Acquiring Fund Shares received by the Target Fund will be distributed to the shareholders of the Target Fund in complete liquidation of the Target Fund. The foregoing will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of ______, 2002 (the "Agreement"), entered into by the Trust on behalf of each of the Funds.

     In rendering this opinion, we have reviewed and relied upon statements made to us by certain of your officers. We have also examined certificates of such officers and such other agreements, documents, and corporate records that have been made available to us and such other matters as we have deemed relevant for purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

     Our opinion is based, in part, on the assumption that the Reorganization described herein will occur in accordance with the agreements (including the Agreement) and the facts and representations set forth or referred to in this opinion letter, and that such facts and representations are accurate as of the date hereof and will be accurate at the effective time of the Reorganization (the "Effective Time"). We have undertaken no independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

     For the purposes indicated above, and based upon the facts, assumptions and representations set forth or referred to herein, including those certain representations made to us



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Scudder Variable Series II
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by duly authorized officers of the Trust, on behalf of each of the Funds, in a letter dated _____, 2002, it is our opinion that for federal income tax purposes:

     1. The transfer of all or substantially all of the Target Fund's assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund, followed by the distribution of Acquiring Fund Shares so received to the shareholders of the Target Fund in dissolution and complete liquidation of the Target Fund will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and the Target Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Target Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund (Section 1032(a) of the Code).

     3. No gain or loss will be recognized by the Target Fund upon the transfer of all or substantially all of its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund or upon the distribution of the Acquiring Fund Shares to the Target Fund shareholders in exchange for such shareholders' shares of the Target Fund (Sections 361(a) and (c) and 357(a) of the Code).

     4. No gain or loss will be recognized by the Target Fund shareholders upon the exchange of all of their Target Fund shares solely for Acquiring Fund Shares in the Reorganization (Section 354(a) of the Code).

     5. The aggregate tax basis of the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of Target Fund shares exchanged therefor (Section 358(a)(1) of the Code).

     6. The holding period of the Acquiring Fund Shares received by each Target Fund shareholder in the Reorganization will include the holding period during which the Target Fund shares exchanged therefor were held by such shareholder, provided the Target Fund shares were held as capital assets at the Effective Time of the Reorganization (Section 1223(1) of the Code).

     7. The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets held by the Target Fund immediately before the Reorganization (Section 362(b) of the Code).

     8. The holding period of the assets of the Target Fund received by the Acquiring Fund will include the period during which such assets were held by the Target Fund (Section 1223(2) of the Code).



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Scudder Variable Series II
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                                      FACTS
                                      -----

     Our opinion is based upon the above referenced representations and the following facts and assumptions, any alteration of which could adversely affect our conclusions.

     The Target Fund and Acquiring Fund are separate series of the Trust. The Trust has been registered and operated since it commenced operations as an open-end, management investment company under the Investment Company Act of 1940 (the "1940 Act"). Each of the Target Fund and Acquiring Fund have qualified and will qualify as a regulated investment company under Section 851 of the Code for each of their taxable years (including the Target Fund's short taxable year ending on the Effective Time), and have distributed and will distribute all or substantially all of their income so that the Funds and their shareholders have been and will be taxed in accordance with Section 852 of the Code. After the Reorganization, the Acquiring Fund intends to continue to so qualify.

     Upon satisfaction of certain terms and conditions set forth in the Agreement on or before the Effective Time, the following will occur: (a) the transfer of all or substantially all of the assets of the Target Fund to the Acquiring Fund solely in exchange for voting shares of beneficial interest of the Acquiring Fund; (b) the assumption by the Acquiring Fund of the liabilities of the Target Fund; and (c) the distribution of the Acquiring Fund Shares so received by the Target Fund to the shareholders of the Target Fund. The assets of the Target Fund to be acquired by the Acquiring Fund consist of all property, including, without limitation, all cash, securities, commodities, interests in futures and dividends or interest receivables, owned by the Target Fund and any deferred or prepaid expenses shown as an asset on the books of the Target Fund.

     As soon as practicable after the closing date, the Target Fund will be completely liquidated and will distribute all of the Acquiring Fund Shares it receives pro rata to its shareholders of record in exchange for such shareholders' interests in the Target Fund. Such distribution will be accomplished by opening accounts on the share records of the Acquiring Fund in the names of the shareholders of the Target Fund and transferring to those shareholder accounts the pro rata number of Acquiring Fund Shares due to each shareholder.

     As a result of the Reorganization, every shareholder of the Target Fund will own Acquiring Fund Shares that will have an aggregate per share net asset value immediately after the Effective Time equal to the aggregate per share net asset value of that shareholder's Target Fund shares immediately prior to the Effective Time. Since the Acquiring Fund Shares issued to the shareholders of the Target Fund will be issued at net asset value in exchange for the net assets of the Target Fund having a value equal to the aggregate per share net asset value of those Acquiring Fund Shares so issued, the net asset value of the Acquiring Fund Shares should remain virtually unchanged by the Reorganization.




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     The management of the Target Fund has represented to us that, to the best of their knowledge, there is no current plan or intention on the part of any Target Fund shareholders to sell, exchange, redeem or otherwise dispose of a number of Acquiring Fund shares received in the Reorganization that would reduce the ownership by shareholders of the Target Fund to a number of shares of Acquiring Fund having a value, as of the Effective Time, of less than 50 percent of all the formerly outstanding shares of the Target Fund as of the same time. In issuing our opinion, we have assumed that there is, in fact, no such plan or intention. If such assumption were inaccurate, it could adversely affect the opinions contained herein.

     In approving the Reorganization, the Board of Trustees of the Trust identified certain benefits that are likely to result from combining the Funds, including administrative and operating efficiencies. The Board also considered the possible risks and costs of combining the Funds (with the cost of the Reorganization generally being borne by the Trust's Investment Manager, Deutsche Investment Management Americas Inc.) and determined that the Reorganization is likely to provide benefits to the shareholders of the Target Fund that outweigh the costs incurred.

                                   CONCLUSION
                                   ----------

     Based on the foregoing, it is our opinion that the transfer of all or substantially all of the assets of the Target Fund, pursuant to the Agreement, in exchange for voting shares of beneficial interest of the Acquiring Fund and the assumption by the Acquiring Fund of the Target Fund's liabilities will qualify as a reorganization under Section 368(a)(1) of the Code.

     The opinions set forth above with respect to (1) the nonrecognition of gain or loss to the Target Fund and the Acquiring Fund, (2) the basis and holding period of the assets received by the Acquiring Fund, (3) the nonrecognition of gain or loss to the Target Fund's shareholders upon the receipt of the Acquiring Fund Shares, and (4) the basis and holding period of the Acquiring Fund Shares received by each Target Fund shareholder, follow as a matter of law from the opinion that the transfer under the Agreement will qualify as a reorganization under Section 368(a)(1) of the Code.

     The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the position of the Internal Revenue Service (the "Service") reflected in published and private rulings. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.

     Our opinion is limited to those federal income tax issues specifically considered herein and is addressed to and are only for the benefit of the Trust. We do not express any opinion as to any other federal income tax issues, or any state, local or foreign tax issues, arising from the



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transactions contemplated in the Agreement. Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

     We consent to the filing of this opinion as an Exhibit to the Registration Statement on Form N-14 (File No. 333-________) relating to the Reorganization.

                                           Very truly yours,



                                           VEDDER, PRICE, KAUFMAN & KAMMHOLZ



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